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05008840

WRITER'S DIRECT LINE
202 682-7296

June 8, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

GREENCORE GROUP PLC
CONTACT: MS C M BERGIN TELEPHONE: +353 1 6051029
FAX: +353 1 6051104

INTERIM STATEMENT FOR THE HALF YEAR ENDED 25 MARCH 2005

FINANCIAL HIGHLIGHTS
- 2% like-for-like sales growth, with 8% in the Convenience Food division
- 2% like-for-like operating profit growth, with 23% in the Convenience Food division
- Interest charge down 15% to EUR14.8 million
- Profit before tax* up 8% to EUR32.6 million
- Headline EPS* up 6% to 14.2 cent
- Net debt down EUR44.3 million from March 2004

** before exceptional item and goodwill amortisation*

BUSINESS HIGHLIGHTS
- Strong performance from Convenience Food division
- Continued execution of low cost leadership and customer strategies
- Consolidation of sugar processing at one facility commenced
- Two smaller maltings closed, with a third closure announced
- Excellent sugar processing campaign, with record daily throughput achieved

COMMENTING ON THE RESULTS, GREENCORE GROUP CHIEF EXECUTIVE, DAVID DILGER, SAID:

"These results are evidence of the strong strategic, commercial and financial progress which the Group has made in the first six months of the financial year."

WEDNESDAY, 25 May 2005

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Dilger, Chief Executive	Tel: +353 1 605 1002
Billy Murphy/Trish Morrissey, Drury Communications	Tel: +353 1 260 5000
Mark Garraway/Kate Pope, College Hill	Tel: +44 7771 860 938

===

INTRODUCTION

Greencore has made good strategic, commercial and financial progress in the first six months of this financial year.

The inherent challenges in our industry continue to be more than offset by the quality of our market positions, the strong cash generative nature of our portfolio and successful execution of our key strategic initiatives, most particularly:
- our low cost leadership strategy
- our customer strategy, with a balanced exposure to food retailers and increasing penetration into alternative channels

As a result, our financial performance in the first half was strong across a range of fronts:
- Like-for-like sales growth of 8% was achieved in our Convenience Food division.
- Operating profit grew by 2% on a like-for-like basis, with a strong performance from the Convenience Food division which grew like-for-like profits by 23%.
- Our interest charge declined by a further EUR2.5 million, or 15%, reflecting continued reductions in the amount and cost of the Group's indebtedness.
- Profit before tax* grew by 8%.
- Headline earnings per share* grew by 6%.
- Net debt at the end of March 2005 was EUR417 million, EUR44 million below the level of March 2004.

** before exceptional item and goodwill amortisation*

REVIEW OF OPERATIONS

CONVENIENCE FOOD

The Convenience Food division had a successful first half of the year. Like-for-like sales grew by 8% and operating margins increased from 5.7% to 6.6%, resulting in like-for-like operating profit growth of 23%.

Profitability in the comparative period in 2004 was impacted by a lag in recovering raw material inflation which amounted to EUR4.7 million, which was offset by price increases and therefore did not recur in the first half of this year. Input costs were broadly unchanged in the period, although energy costs were close to EUR2 million higher than in the comparative period.

This division operates in a competitive marketplace. Customer consolidation is ongoing, price competitiveness is a key measure by which many of our customers seek to differentiate themselves and their quality requirements are continuously increasing. Furthermore, increasing branded promotional activity is noticeable in those categories which have branded alternatives.

Evidence of the impact of these issues on our categories include:

- The customer bases in sandwiches and more particularly pizza, although varied, are under-performing the market overall.
- Retail price points on a standard quiche have again been reduced in the last two months, and are now some 20% below their level of four years ago.
- Product presentation standards in sandwiches have increased markedly in the last twelve months, adversely impacting productivity.
- Leading mineral water brands were on promotion for much of last winter in the UK.

Against this backdrop, our initiatives ensured that the division increased its operating profit by some EUR5.4 million in the first half of the year.

Top-line growth was assisted by the Group's ongoing strategy of balancing its leading category positions with multiple food retailers by increasing its convenience food sales to other customers. Many of the division's categories – sandwiches, pizza, ambient sauces, frozen desserts and frozen savoury products – launched new ranges in alternative channels, including to airlines, convenience stores, food service operators and fast food outlets.

The two most substantial increases in activity in alternative channels in the period arose in the ambient sauce and sandwich categories. The ambient sauce category substantially increased its sales to international branded food manufacturers, underpinned by a short-term contract to supply one customer which was temporarily unable to produce its own requirements. Sandwiches commenced deliveries in the period to a national convenience store chain and is now supplying in excess of 1,400 of its outlets.

The Group's continued focus on operational excellence and low cost leadership delivered further benefit in the period. Particular initiatives and examples of success in the period included:

- Focusing on products where we have a particular competitive advantage by eliminating low volume, low margin lines: our frozen desserts category discontinued production of 20% of its product lines in the period.
- Simplifying our processes through a reduction in the number of ingredients and suppliers: our sandwich category reduced its number of separate ingredients by 10% and its supplier base by close to 20%.
- Focusing on process improvement, particularly in reducing waste and increasing automation and capacity:
  - ~ Several categories have achieved significant material waste reductions via increased training, additional measurement systems, more collaborative planning with customers and de-listing low selling lines.
  - ~ The performance of the automated line in our sandwich category continues to improve, whilst a third state-of-the-art line has been added at our quiche business.
- Improving purchasing efficiency through increased cross-category purchasing: benefits have been generated both on ingredient spends and on non-resale items.
- Focusing on cost reduction, most particularly a reduction in indirect labour and overheads, with each spend in every category being challenged.

INGREDIENTS AND AGRIBUSINESS

The Ingredients and Agribusiness division had a challenging first half. Like-for-like sales declined by 8%, operating margins reduced from 8.3% to 6.9% and operating profit fell from EUR20.0 million to EUR15.3 million.

The decline in sales is not an indicator of underperformance in the period: it occurred, principally, because of lower 'C' sugar sales in Greencore Sugar and the closure of uncompetitive capacity in the Group's Malt division. Nonetheless, the market conditions for both these businesses remain challenging.

As indicated in the Preliminary Announcement last November, both businesses have substantial fuel requirements; higher costs of oil and other fuels impacted the division by in excess of EUR2 million in the period.

In Greencore Sugar, the slowdown in demand from certain industrial customers as their own sales come under pressure has continued. Furthermore, there is an EU-wide oversupply of sugar this year as a result of the European Commission's decision last September not to declassify temporarily any sugar quota, due to its inaccurate forecasting of sugar consumption and stock levels in the EU. This oversupply has contributed to increased price competition in the domestic sugar market, and also to a reduction in export prices. Competition has also increased in advance, and in anticipation, of the impending reform of the European sugar regime as processors attempt to build market share in European markets in which they do not have a presence.

This impending regime reform is the most significant market issue facing Greencore Sugar. The European Commission made indicative proposals for quota and price reductions in July last year and a revised proposal is expected next month. The Council of Ministers is expected to have reached agreement on reform by the end of this year, and it is likely to take effect from July 2006.

In the Group's Malt division, international malt prices have softened considerably, driven in part by new capacity being introduced, most particularly in Russia. In addition, the level of decline in international barley prices has not been reflected in the UK and Ireland.

The long-proven operational and low cost capability of both businesses has helped counter these market conditions. Greencore Sugar closed its Carlow manufacturing facility in the period and is consolidating all sugar manufacturing at its Mallow site. The consolidation is essential to secure the survival of the Irish sugar processing industry in a more deregulated and competitive environment, and, to date, has proceeded to expectation, with agreements having been achieved with both grower and employee representatives which will underpin future competitiveness. An exceptional cost of EUR65.4 million has been charged in the period to cater for this consolidation.

The Malt division is also consolidating production into its larger, better-invested maltings. It closed two of its smaller maltings in the UK at the start of the period and announced the closure of its smaller Irish maltings at Banagher, which will be implemented by the end of the financial year. These initiatives will enhance the overall competitiveness of the business.

Once again, Greencore Sugar benefited from an excellent processing campaign. Although sugar content was below the exceptional levels of the previous year, both facilities achieved record daily throughput and all processing was completed just before Christmas.

Following the closure of uncompetitive malt capacity, the Group's Malt division has focused on domestic and higher grade export markets and withdrawn from lower contribution export markets. In the first half of 2005, domestic deliveries accounted for 60% of all deliveries compared to 54% in 2004.

FINANCIAL REVIEW

Like-for-like sales grew by 2%, with an 8% increase in the Convenience Food division. Overall operating margins remained at last year's level of 6.7% and continuing operating profit increased by 2% to EUR45.2 million. Share of continuing profits from associates, net of share of interest, declined by EUR0.3 million, with a decline in profitability at the Group's yeast associate the largest contributor. Discontinued activities (comprising the Group's former UK bakery subsidiary and sugar distribution associate), which had been exited from the Group before the period under review, contributed EUR0.5 million in the first half of last year.

Net interest declined by EUR2.5 million from EUR17.3 million to EUR14.8 million, reflecting a reduction in

the amount and cost of the Group's indebtedness. Profit before tax, the exceptional item and goodwill amortisation increased by 8%, or EUR2.5 million, from EUR30.1 million to EUR32.6 million.

The tax charge of EUR4.4 million on ordinary activities compared to EUR3.9 million in the first half of last year, with the effective rate increasing from 12.9% to 13.5%.

Headline earnings per share (adjusted to eliminate the exceptional item and goodwill amortisation) increased by 6% from 13.4 cent to 14.2 cent. An interim dividend of 5.05 cent per share will be paid, which is in line with last year's level. Qualifying shareholders will again be offered the option of receiving dividends in the form of cash or shares.

An exceptional cost of EUR65.4 million, net of tax, was charged in the period, arising from the consolidation of all of the Group's sugar production at its Mallow site. This arose, principally, from asset write-offs, redundancies and other costs of closing the Carlow processing facility.

Significant capital investment was made in the period. Capital expenditure amounted to EUR21.0 million, compared to depreciation of EUR20.9 million. Nonetheless, net debt at the end of the period under review of EUR417.1 million was more than EUR44 million below the level at the end of March 2004. Net debt increased by EUR30 million from the level at the end of September 2004, reflecting the seasonal working capital uplift at Greencore Sugar of EUR36 million, a consequence of the timing of its annual processing campaign, and the commencement of the spend on redundancies and capital expenditure arising from the consolidation of the Group's sugar processing activities, which amounted to EUR13 million in the period.

OUTLOOK

Challenging market conditions persist. However, the Board is confident that the Group will continue to make good returns as a result of its leading market positions, the strong cash generative nature of its portfolio and the successful execution of its chosen strategies.

E F Sullivan

25 May 2005

NOTE

Like-for-like sales and profits are calculated on a constant currency basis from continuing operations.

==

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

Half year ended 25 March 2005

		Half Year to 25 March 2005			**Half Year to 25 March 2004**
		Before exceptional item and goodwill amortisation	Exceptional item and goodwill amortisation	**Total**	
	Notes	EUR'000	EUR'000	**EUR'000**	EUR'000
Turnover					
Continuing operations	2	677,336	-	**677,336**	669,149
Discontinued operations		-	-	**-**	44,242
	2	677,336	-	**677,336**	713,391
Operating profit before goodwill amortisation and exceptional item					

	Note				
Continuing operations	2	45,200	-	**45,200**	44,504
Discontinued operations		-	-	**-**	-456
	2	45,200	-	**45,200**	44,048
Goodwill amortisation		-	-10,304	**-10,304**	-10,701
Operating profit		45,200	-10,304	**34,896**	33,347
Share of operating profit of associated undertakings					
Continuing operations		2,301	-	**2,301**	2,539
Discontinued operations		-	-	**-**	1,001
		47,501	-10,304	**37,197**	36,887
Exceptional item					
Fundamental reorganisation of Greencore Sugar	3	-	-71,600	**-71,600**	-
Profit/(loss) before interest and taxation		47,501	-81,904	**-34,403**	36,887
Net interest payable		-14,762	-	**-14,762**	-17,295
Amortisation of issue costs of finance facility		-	-	**-**	-1,266
Share of interest payable - associates		-182	-	**-182**	-162
Profit/(loss) before taxation		32,557	-81,904	**-49,347**	18,164
Taxation		-4,395	6,240	**1,845**	-3,887
Profit/(loss) after taxation		28,162	-75,664	**-47,502**	14,277
Minority interests		-943	-	**-943**	-982
Profit/(loss) attributable to Group shareholders		27,219	-75,664	**-48,445**	13,295
Dividends	4	-9,804	-	**-9,804**	-9,630
Retained profit/(loss)		17,415	-75,664	**-58,249**	3,665
Adjusted earnings per ordinary share	5			**14.2c**	13.4c
Basic earnings/(loss) per ordinary share	5			**-25.2c**	7.0c
Diluted earnings/(loss) per ordinary share	5			**-25.0c**	7.0c
Dividend per ordinary share	4			**5.05c**	5.05c

CONSOLIDATED BALANCE SHEET
At 25 March 2005

	25 March 2005 (Unaudited) EUR'000	26 March 2004 (Unaudited) EUR'000	24 September 2004 (Audited) EUR'000

Fixed assets			
Intangible assets	**326,561**	359,647	336,865
Tangible assets	**494,860**	568,527	541,786
Financial assets	**11,590**	14,517	12,409
	833,011	942,691	891,060
Current assets			
Stocks	**188,615**	200,486	141,279
Debtors	**92,909**	99,782	130,771
Cash and bank balances	**97,492**	93,122	86,278
	379,016	393,390	358,328
Creditors			
Amounts falling due within one year	**410,649**	485,862	410,942
Net current liabilities	**-31,633**	-92,472	-52,614
Total assets less current liabilities	**801,378**	850,219	838,446
Creditors			
Amounts falling due after more than one year	**521,651**	510,880	493,166
Provisions for liabilities and charges	**36,637**	39,676	46,142
Development grants	**1,741**	772	1,634
	560,029	551,328	540,942
Net assets	**241,349**	298,891	297,504
Capital and reserves			
Called up share capital	**123,841**	122,202	123,647
Capital conversion reserve fund	**934**	934	934
Share premium account	**93,149**	87,700	92,459
Profit and loss account/other reserves	**18,081**	82,129	75,945
Shareholders' funds - equity interests	**236,005**	292,965	292,985
Minority interests - equity interests	**5,344**	5,926	4,519
	241,349	298,891	297,504

CONSOLIDATED CASH FLOW STATEMENT
Half year ended 25 March 2005

	Half Year to 25 March	Half Year to 26 March

	2005 (Unaudited) EUR'000	2004 (Unaudited) EUR'000
Operating activities		
Operating profit	**45,200**	44,048
Depreciation (net of grant amortisation)	**20,602**	21,964
Changes in working capital	**-45,607**	-35,753
Other movements	**958**	-1,589
Capital expenditure (net)	**-20,990**	-24,194
Cash flow from operating activities	**163**	4,476
Dividends from associates	**1,835**	4,900
Returns on investments and servicing of finance	**-15,696**	-21,105
Rationalisation costs at Greencore Sugar	**-11,567**	-
Taxation	**-123**	2,122
Proceeds on issue of share capital	**212**	111
Equity dividends paid	**-8,925**	-9,219
Net cash flow	**-34,101**	-18,715
Translation differences	**4,403**	-12,644
Movement in net debt in period	**-29,698**	-31,359
Net debt at start of period	**-387,390**	-430,049
Net debt at end of period	**-417,088**	-461,408

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Half year ended 25 March 2005

	Half Year to 25 March 2005 (Unaudited) EUR'000	Half Year to 26 March 2004 (Unaudited) EUR'000	Full Year to 24 September 2004 (Audited) EUR'000
Profit/(loss) for period attributable to Group shareholders	**-48,445**	13,295	-16,858
Exchange adjustments	**385**	-4,620	-6,229
Total recognised gain/(loss) for the period	**-48,060**	8,675	-23,087

NOTES
Half year ended 25 March 2005

1. BASIS OF PREPARATION
The interim statement for the six months to 25 March 2005 is unaudited and was approved

by the Board on 24 May 2005. The information has been prepared on the basis of the accounting policies set out in the Group's annual report for the year ended 24 September 2004. The balance sheet information for 24 September 2004 represents the audited balance sheet from the Group's full accounts for that year on which the Auditors issued an unqualified audit report and which have been filed with the Registrar of Companies.

2. ANALYSIS OF RESULTS BY ACTIVITY

	Turnover Half Year		**Operating Profit* Half Year**	
	2005 EUR'000	2004 EUR'000	**2005 EUR'000**	2004 EUR'000
Total Group				
Convenience Food	**455,339**	470,021	**29,868**	24,009
Ingredients and Agribusiness	**221,997**	243,370	**15,332**	20,039
	677,336	713,391	**45,200**	44,048
Continuing Activities				
Convenience Food	**455,339**	426,933	**29,868**	24,465
Ingredients and Agribusiness	**221,997**	242,216	**15,332**	20,039
	677,336	669,149	**45,200**	44,504

*Pre goodwill amortisation and exceptional item

3. EXCEPTIONAL ITEM

Following a strategic review of Greencore Sugar in anticipation of pending reform of the EU sugar regime and the increasingly competitive nature of its markets, a decision was made in January 2005 to consolidate all sugar manufacturing at Mallow and to close the Carlow facility.

The current year exceptional loss represents the costs associated with this decision. A net tax credit of EUR6.24 million was recorded on the exceptional item.

There were no exceptional items in the prior period.

4. DIVIDENDS

The interim dividend of 5.05 cent (2004: 5.05 cent) per share is payable on 4 October 2005 to shareholders on the Register of Members as at 3 June 2005. The ordinary shares will be quoted ex-dividend from 1 June 2005. The dividend will be subject to dividend withholding tax, although certain classes of shareholders may qualify for exemption.

5. EARNINGS PER ORDINARY SHARE

The calculation of earnings per ordinary share is based on a loss of EUR48.4 million (2004: a profit of EUR13.3 million) and on 192.3 million ordinary shares (2004: 189.0 million), being the weighted average number of ordinary shares in issue in the period. The calculation of adjusted earnings per ordinary share is after adjusting for the exceptional item and goodwill amortisation. The diluted earnings per ordinary share has been calculated on the basis of 193.4 million ordinary shares (2004: 191.1 million). The calculation of earnings per ordinary share excludes 4.2 million treasury shares (2004: 4.9 million) arising from the share repurchase programme.

6. INFORMATION

The interim statement is being sent to registered shareholders by post or electronically to those who have elected for the Electronic Shareholder Communications option.

Copies are also available from the Company's registered office at St. Stephen's Green House, Earlsfort Terrace, Dublin 2, Ireland, and from its registrar, Computershare Investor Services

(Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland.
The statement will also be available on the Company's website at www.greencore.com.